FOR IMMEDIATE RELEASE

Jones Apparel Group, Inc.

Contacts: Wesley R. Card, Chief Financial Officer
Anita Britt, Vice President, Finance and Investor Relations

(215) 785-4000

JONES APPAREL GROUP, INC. ANNOUNCES PLANS TO ISSUE CONVERTIBLE DEBT

NEW YORK, NEW YORK -- January 23, 2001 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced that it plans to raise gross proceeds of $300 million through an offering of 20-year, zero coupon convertible senior debt securities. The securities will be convertible into common stock of the Company at a premium to be determined.

The Company has granted the initial purchasers of the securities an option to purchase additional zero coupon convertible senior debt securities to cover over-allotments, which if exercised, would provide the Company with $45 million in additional gross proceeds.

Wesley R. Card, Chief Financial Officer, stated, "We intend to use the proceeds from this offering to pay down or refinance existing debt and for general corporate purposes. The extended maturity provides us with additional financial flexibility to fund our business growth for the future."

The securities have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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